EXHIBIT 99.1

GameSquare to Ring the Opening Bell at the Toronto Stock Exchange

August 23, 2023, Frisco, Texas –GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME), to ring the bell at Toronto Stock Exchange     ("TSX") at 9:30 a.m. ET on August 24, 2023. The Opening Bell Ceremony may be viewed live at https://youtube.com/live/rHomaPwhw_s?feature=share.

“Since completing the integration of the April 2023 merger with Engine Gaming, positive momentum in our business has accelerated.  By combining leading marketing, creative, and esports organizations with best-in-class data and technology assets, we have developed a differentiated platform that expands our capabilities and creates leading solutions for our global customers. In addition, we have created one of the world's largest organizations focused on gaming, esports and youth culture and we look forward to celebrating our recent success in Toronto on August 24," said Justin Kenna, CEO of GameSquare.

About GameSquare Holdings, Inc.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

For more information, visit www.gamesquare.com.

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, the expected terms of the Debenture and the completion of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as a guarantee, assurance or definitive statement of fact or probability. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. These risk factors are not intended to represent a complete list of the factors that could affect the Offering or the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com